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August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed July 17, 2023 File No. 024-12141

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 11, 2023 (the “Comment Letter”) with respect to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the Commission on July 17, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Post-qualification Amendment No. 1 to Offering Statement on Form 1-A filed July 17, 2023

Cover Page

1.	Please revise the first sentence of your cover page to clearly disclose the value of the common shares you are offering. We note your statement regarding the value of the shares available to be offered but there is no value ascribed to the shares to be offered in this offering.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose the price per common share and the total value of the common shares that are being offered in the first sentence of the cover page.

Offering Circular Summary

Impact of COVID-19 on our Business, page 7

2.	We note you provide links to various blog posts and investor letters as part of your disclosure regarding the potential impact of the COVID-19 pandemic on your assets. Please provide us with your analysis of how this presentation is useful for investors. We note, for example, that you provide links to materials from October 2017 and January 2020.

In response to the Staff’s comment, the Amendment updates the Offering Statement to remove the links to various blog posts and investor letters, other than those published since 2021 which we believe are most relevant to investors as an overview of the macroeconomic conditions on the Company’s business, rather than focusing solely on COVID 19. In light of the World Health Organization's declaration on May 5, 2023 that COVID-19 is now an established health issue and no longer constitutes a public health emergency of international concern, the Amendment updates the Offering Statement to modify the disclosure on page 7 regarding the potential impact of the COVID-19 pandemic on the Company’s assets.

Risk Factors, page 11

3.	We note several risk factors on pages 14 and 24 referencing the potential impact of rising interest rates. In addition, we note your disclosure on page 8 regarding headwinds resulting from interest rate hikes. Please update these risk factors if recent inflationary pressures and rising interest rates have materially impacted your operations. In this regard, identify the types of pressures you are facing and how your business has been affected.

The Company respectfully advises that its business has largely not been impacted by recent rising interest rates and that it believes that any outstanding debt is immaterial and at a favorable interest rate. The Amendment updates the Offering Statement to include a general risk factor regarding possible future impacts to the Company’s financial condition and results of operation as a result of inflation.

Use of Proceeds, page 34

4.	We note that your proceeds have not been allocated for any particular purposes. We also note that since this offering commenced on February 13, 2023, you have raised approximately $13.9 million in offering proceeds. Please revise to disclose the use of proceeds since the offering commenced on February 13, 2023. Please also provide a more complete description of the prior offerings undertaken by the issuer over the past year, including the use of proceeds in your operations. Lastly, please revise here and where appropriate to address anticipated material changes in the use of proceeds if you raise substantially less than the maximum.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose a more complete description of the use of proceeds since the offering commenced on February 13, 2023 and for the Company’s prior offerings. The Amendment further updates the Offering Statement to address that if the Company raises substantially less than the maximum offering amount, then working capital may be reduced, although the Company believes that revenues from operations will be sufficient to fund its current operations and growth objectives.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP